CAREMINDr Corporation

ANNUAL REPORT

15466 Los Gatos Blvd. #109-141
Los Gatos, CA 95032
(408) 892-2759
www.CAREMINDr.com

This Annual Report is dated April 22, 2026.

BUSINESS

CAREMINDr Corporation is a healthcare technology company that manages long-duration chronic conditions by activating patients to follow their care plans. The company operates an automated system that prompts, guides, and tracks patients through clinically designed programs using a cell phone-based biometric facial scan and a structured series of questions delivered on a set schedule. The approach is called Patient Activation. It works by putting the patient at the center of their own care, guided by clinical protocols but independent of daily physician involvement

Previous Offerings

Type of security sold: SAFE
Final amount sold: $1,270,000.00
Use of proceeds: TBD
Date: June 18, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $2,290,500.00
Use of proceeds: TBD

Date: May 05, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $60,000.00
Use of proceeds: TBD
Date: January 31, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $117.05
Number of Securities Sold: 11,705,000
Use of proceeds: Equity incentive plan, par value
Date: February 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Voting Common Stock
Type of security sold: Equity
Final amount sold: $120.00
Number of Securities Sold: 12,000,000
Use of proceeds: Equity comp, par value
Date: February 01, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenues FY2025 were essentially the same as FY2024.

Revenue 2025: $423,058
Revenue 2024: $453,535

Operating Income (Loss), 2025: $(734.768)
Operating Income (Loss), 2024: $(549,051)

As 2025 started we identified a breakthrough technology that would enable us to enter an enormous new market.

The technology is a facial bioscan which provided the ability to measure blood pressure using a common cell phone. The measurement is essentially identical to taking a 30-sec selfie, except no photographic image is retained.

This innovation, which we licensed from a development lab in Europe eliminated the distribution and applicability bottlenecks which we experienced in the preceding 4 years of operation.

This greatly increased our forward revelue growth potential by shifting our market focus from the FQHC Community Clinics to Payors: health insurance companies, and self-insured programs
of large employers and workers unions. These entities comprise a 10x larger target market for which our technology is now well suited.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 66905.

Debt

Creditor: Dan White
Outstanding balance: $66,000.00
Interest rate: 0%

Creditor: Harry Soza
Outstanding balance: $6,000.00

Interest rate: 0%

Creditor: S.A.F.E. Notes - 20% / $5M Max Cap
Outstanding balance: $1,270,000.00
Interest rate: 0%
Material terms: $5M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more.   If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

Creditor: S.A.F.E. Note - 20% / $20M Max Cap
Outstanding balance: $60,000.00
Interest rate: 0%
Material terms: $20M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more.   If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

Creditor: S.A.F.E. Notes - 20% / $10M Max Cap
Outstanding balance: $2,290,500.00
Interest rate: 0%
Material terms: $10M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more.   If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Harry Soza

Harry Soza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

   Position: President, CEO & Director

Dates of Service: September 2017 — Present
Responsibilities: Oversee the day to day management of the company and strategic initiatives. Harry's compensation is $6000 a month plus existing equity ownership.

Name: Glen Markham

Daniel P. White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Commerce Officer, Director
Dates of Service: September 2021 — Present
Responsibilities: Management of Sales and Marketing

Name: Randall Coatney

Randall Coatney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer & Director
Dates of Service: September 2017 — Present
Responsibilities: Operations and Contracts, Treasurer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Non-Voting Common Stock
Stockholder Name: SOZA 2002 REVOCABLE TRUST (Harry Soza)
Amount and nature of Beneficial ownership: 180,000
Percent of class: 40.5%

Title of class: Voting Common Stock
Stockholder Name: SOZA 2002 REVOCABLE TRUST (Harry Soza)
Amount and nature of Beneficial ownership: 4,860,000
Percent of class: 40.5%

Title of class: Non-Voting Common Stock
Stockholder Name: Randall Coatney
Amount and nature of Beneficial ownership: 200,000
Percent of class: 29.3%

Title of class: Voting Common Stock
Stockholder Name: Randall Coatney
Amount and nature of Beneficial ownership: 3,520,000
Percent of class: 29.3%

Title of class: Non-Voting Common Stock
Stockholder Name: Daniel P. White
Amount and nature of Beneficial ownership: 200,000
Percent of class: 29.3%

Title of class: Voting Common Stock
Stockholder Name: Daniel P. White
Amount and nature of Beneficial ownership: 3,520,000
Percent of class: 29.3%

RELATED PARTY TRANSACTIONS

Name of Person: Dan White
Relationship to Company: Officer
Nature / amount of interest in the transaction: non-interest bearing loan
Material Terms: $66,000.00, no maturity date

Name of Person: Harry Soza
Relationship to Company: Officer
Nature / amount of interest in the transaction: non-interest bearing loan
Material Terms: $6,000.00 , no maturity date

OUR SECURITIES

The Company has authorized Non-Voting Common Stock, Voting Common Stock, S.A.F.E. Note - 20% / $20M Max Cap, S.A.F.E. Notes - 20% / $10M Max Cap, and S.A.F.E. Notes - 20% / $5M Max Cap.

Non-Voting Common Stock
• Authorized: 24,000,000
• Outstanding: 23,020,000
• Material Rights: The amount of Non-Voting Common Stock outstanding includes 8,955,000 shares to be issued pursuant to outstanding options.

The amount of Non-Voting Common Stock outstanding includes 1,530,000 shares reserved for issuance under the company's equity incentive plan.

The amount of Non-Voting Common Stock outstanding includes 830,000 shares to be issued pursuant to outstanding warrants.

Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.
Voting Common Stock
• Authorized: 12,000,000
• Outstanding: 12,000,000
• Voting Rights: 1 vote per one share
• Material Rights: Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.
S.A.F.E. Note - 20% / $20M Max Cap

- Amount Outstanding: $60,000.00
- Conversion Type: non-voting common stock
- Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)
- Valuation Cap: $20,000,000.00
- Discount Rate: 20
- Material Rights: If not previously converted, the notes will convert as part of a liquidity transaction/event.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.
S.A.F.E. Notes - 20% / $10M Max Cap
- Amount Outstanding: $2,290,500.00
- Conversion Type: non-voting common stock
- Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)
- Valuation Cap: $10,000,000.00
- Discount Rate: 20
- Material Rights: If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.
S.A.F.E. Notes - 20% / $5M Max Cap
- Amount Outstanding: $1,270,000.00
- Conversion Type: non-voting common stock
- Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)
- Valuation Cap: $5,000,000.00
- Discount Rate: 20
- Material Rights: If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a

competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The non-voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
CAREMINDr Corporation was formed on September 27, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CAREMINDr Corporation has incurred a net loss and has had limited

revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CAREMINDr's Care Management Platform and App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the

cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CAREMINDr or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on CAREMINDr could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

CAREMINDr Corporation

By /s/ *Harry R Soza*

Title: Harry R Soza

By /s/ *Harry R Soza*

Name: Harry R Soza
Title: Harry R Soza

By /s/ *Randall Coatney*

Name: Randall Coatney
Title: Chief Operating Officer

By /s/ *Glen Markham*

Name: Glen Markham
Title: Chief Commerce Officer

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
Caremindr Corporation
As of December 31, 2025

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
1000-01 CHECKING (1443) - 1	$ 31,089
Total for Bank Accounts	**$ 31,089**
Accounts Receivable	
1050-01 Accounts receivable (A/R)	$ 8,488
Total for Accounts Receivable	**$ 8,488**
Other Current Assets	
1100-01 Prepaid expenses	$ 1,000
Employee cash advances	$ 87,900
Total for Other Current Assets	**$ 88,900**
Total for Current Assets	**$ 128,477**
Total for Assets	**$ 128,477**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2100-01 Accounts Payable (A/P)	$ 171,780
Total for Accounts Payable	**$ 171,780**
Credit Cards	
5529520002050563 0563 Mastercard	$ 32,633
5529520002056073 Mastercard 6073	$ 33,451
8790 Comerica Credit Card	$ 1,430
Total for Credit Cards	**$ 67,513**
Other Current Liabilities	
2101-01 Accrued Payables	$ 935,785
2200-01 Short-term loans from shareholders	$ 69,500
2300-01 Short-term business loans	$ 69,878
2400-01 Customer prepayments	$ 304,674
Total for Other Current Liabilities	**$ 1,379,837**
Total for Current Liabilities	**$ 1,619,130**
Long-term Liabilities	
2600-01 SAFES -Long-term loans from shareholders	$ 4,523,500
2605-01 LT Promissory Notes	$ 96,000
Long-term business loans	$ 40,000
Total for Long-term Liabilities	**$ 4,659,500**
Total for Liabilities	**$ 6,278,630**
Equity	
3010-01 Additional paid in capital	$ 541,222

3015-01 Contra to Additional Paid in Capital	$	(34,928)
Total for 3010-01 Additional paid in capital	**$**	**506,294**
3100-01 Common stock-Voting	$	120
3105-01 Common Stock-Non Voting	$	117
3300-01 Retained Earnings	$	(5,921,916)
Net Income	$	(734,768)
Total for Equity	**$**	**(6,150,154)**
Total for Liabilities and Equity	**$**	**128,477**

Accrual Basis Wednesday, January 28, 2026 02:05 AM GMTZ

Profit and Loss
Caremindr Corporation
January 1-December 31, 2025

Distribution account	Total
Income	
4000-01 Sales	$ 423,058
Total for Income	**$ 423,058**
Cost of Goods Sold	
5000-01 Cost of goods sold	$ 128,000
Total for Cost of Goods Sold	**$ 128,000**
Gross Profit	**$ 295,058**
Expenses	
6035-01 Payroll expenses	
6010-01 Officers' salaries	$ 72,000
6020-01 Salaries & wages	$ 596,367
6025-01 Payroll Fees	$ 12,053
Total for 6035-01 Payroll expenses	**$ 680,419**
6080-01 Employee benefits	$ 61,200
6040-01 Workers' compensation insurance	$ 896
Total for 6080-01 Employee benefits	**$ 62,096**
6200-01 Commissions & fees	$ 7,500
6500-01 Insurance	
6510-01 Business insurance	$ 8,053
Total for 6500-01 Insurance	**$ 8,053**
6610-00 Legal & Professional Fees	
6610-01 Legal & accounting services-M&A	$ 25,500
6620-01 Legal Fees-Patent	$ 11,910
6700-01 Accounting fees	$ 20,008
Total for 6610-00 Legal & Professional Fees	**$ 57,418**
6710-01 Advertising & marketing	$ 911
Social media	$ 6,619
Total for 6710-01 Advertising & marketing	**$ 7,530**
6740-01 Consulting Expense	$ 81,832
6915-01 Taxes paid	
6045-01 Payroll taxes	$ 35,860
6919-01 State Taxes	$ 2,107
Total for 6915-01 Taxes paid	**$ 37,967**
7010-01 Interest paid	
7020-01 Business loan interest	$ 4,878
7030-01 Credit card interest	$ 15,081
Total for 7010-01 Interest paid	**$ 19,959**
General business expenses	
6720-01 Bank fees & service charges	$ 1,015
6905-01 Bad Debt Expense	$ 44,190

Total for General business expenses	$	45,205
Office expenses		
6800-01 Office supplies	$	3,882
6900-01 Shipping & postage	$	1,516
6928-01 Software & apps	$	11,388
6929-01 Internet Expense	$	4,524
Total for Office expenses	$	21,310
Travel		
6920-01 Airfare	$	537
Total for Travel	$	537
Total for Expenses		$1,029,826
Net Operating Income	$	(734,768)
Net Other Income		
Net Income	$	(734,768)

Accrual Basis Wednesday, January 28, 2026 01:58 AM GMTZ

Statement of Cash Flows
Caremindr Corporation
January 1-December 31, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1050-01 Accounts receivable (A/R)	
1100-01 Prepaid expenses	
2100-01 Accounts Payable (A/P)	
2101-01 Accrued Payables	
2200-01 Short-term loans from shareholders	
2300-01 Short-term business loans	
2400-01 Customer prepayments	
2600-01 SAFES -Long-term loans from shareholders	
5529520002050563 0563 Mastercard	
5529520002056073 Mastercard 6073	
8790 Comerica Credit Card	
Employee cash advances	.
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	.
Net cash provided by operating activities	
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
2605-01 LT Promissory Notes	
Long-term business loans	.
Net cash provided by financing activities	.
NET CASH INCREASE FOR PERIOD	.
Cash at beginning of period	.
CASH AT END OF PERIOD	

Wednesday, January 28, 2026 02:10 AM GMTZ

	Total
$	(734,768)
$	60,438
$	(1,000)
$	9,086
$	485,706
$	2,000
$	51,878
$	(167,220)
$	280,000
$	(6,160)
$	695
$	1,430
$	(87,900)
$	**628,953**
$	**(105,815)**
$	30,000
$	40,000
$	**70,000**
$	**(35,815)**
$	**66,905**
$	**31,089**

CAREMINDr Corporation prepared 2026.04.21

Statement of Stockholders Equity as of 12/31/2025

		Common Stock - votimg		Common Stock - non-voting		Additional	Retained	Total for
		Shares	Amount	Shares	Amount	Paid-in Capital	Earnings	Equity
		-	$ -	-	$ -	$ -	$ -	$ -
Shares issued for cash		12,000,000	120	11,705,000	117	-	-	237
Additional paid In capital		-	-	-	-	456,294	-	456,294
Retained Earnigs							(4,674,117)	(4,674,117)
Net income (loss)		-	-	-	-	-	(698,748)	(698,748)
	31-Dec-23	12,000,000	$ 120	11,705,000	$ 117	$ 456,294	$ (5,372,866)	$ (4,916,335)
Issuance of Stock		-	-	937,644	-	50,000	-	50,000
Stock option compensation		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(549,051)	(549,051)
	31-Dec-24	12,000,000	$ 120	12,642,644	$ 117	$ 506,294	$ (5,921,916)	$ (5,415,386)
Shares issued for cash		-	-	-	-	-	-	-
Stock option compensation		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(734,768)	(734,768)
	31-Dec-25	12,000,000	$ 120	12,642,644	$ 117	$ 506,294	$ (6,656,684)	$ (6,150,154)

NOTE 1 – NATURE OF OPERATIONS

CAREMINDr Corporation was formed on September 27, 2017 ("Inception") in the State of Delaware. The financial statements of CAREMINDr Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Gatos, CA.

CAREMINDr Corporation is a healthcare technology company that manages long-duration chronic conditions by activating patients to follow their care plans. The company operates an automated system that prompts, guides, and tracks patients through clinically designed programs using a cell phone-based biometric facial scan and a structured series of questions delivered on a set schedule. The approach is called Patient Activation. It works by putting the patient at the center of their own care, guided by clinical protocols but independent of daily physician involvement

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from all Clients when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three calendar years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 - DEBT
As of April 6, 2026 there are 2 major debt items reflected on the Balance Sheet. The first is Accrued Payables of $935, 785, reflecting delayed salaries, primarily of the company Officers. When a priced round Offering is concluded this will be converted into stock or long term payment plans, as accepted by the priced round Investor. The second major debt item is $4,523,500 in S.A.F.E. Notes held by approximately 30 private investors. Upon completed of a price round Offering these Notes will be converted into stock.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock (no Preferred Stock has been issued)
We have authorized the issuance of 58,000,000 shares of our common stock with par value of $1.35. As of 6 April 2026 the company has currently issued 24,642.644 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None – as of April 6, 2026.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 6, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Harry R. Soza, the President / CEO of CAREMINDr Corporation, hereby certify that the financial statements of CAREMINDr Corporation and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

CAREMINDr Corporation has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 6, 2026.

_____
 Harry R. Soza
CAREMINDr President / CEO